Exhibit 99.1

P.V. NANO CELL LTD. ANNOUNCES

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Migdal Ha’Emek, Israel, October 23, 2018 – P.V. Nano Cell Ltd. (QTCQB:PVNNF) announced today that a Special General Meeting of Shareholders (the “Meeting”) of P.V. Nano Cell Ltd. (the “Company”) will be held on November 29, 2018, at 4:00 p.m. (Israel time), at the offices of the Company, 8 Hamasger Street Migdal Ha’Emek, Israel.

The agenda of the Special General Meeting is as follows:

(1)	To approve amendment to Article 5 to the Company’s Amended and Restated Articles of Association – The Share Capital of the Company.

(2)	To approve amendment to Article 49 to the Company’s Amended and Restated Articles of Association – Appointment of Directors.

(3)	To approve certain amendments to the terms of office and compensation of Dr. Fernando de la Vega, the Chairman of the Board of Directors and Chief Executive Officer of the Company.

(4)	To transact such other business as may properly come before the Meeting.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by November 19, 2018. Any position statement received will be available to the public on the Company’s website at www.pvnanocell.com.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than October 30, 2018. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through publication on its website, www.pvnanocell.com.

Shareholders of record at the close of trade on October 24, 2018 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed pre-addressed envelope. A proxy from the holder of ordinary shares must be received by the Company no later than 12:00 p.m. (Israel time) on November 29, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

By Order of the Board of Directors,

P.V. Nano Cell Ltd.

October 23, 2018

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE

ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek,
Israel

Tel. +972-4-6546881

PROXY STATEMENT FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS

October 23, 2018

The enclosed proxy is being solicited by our Board of Directors for use at the Special General Meeting of shareholders (the “Meeting”) to be held on November 29, 2018, at 4:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on October 24, 2018 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 23,137,614 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”).

AGENDA ITEMS

The Meeting is being called for the following purposes:

(1)	To approve amendment to Article 5 to the Company’s Amended and Restated Articles of Association – The Share Capital of the Company.

(2)	To approve amendment to Article 49 to the Company’s Amended and Restated Articles of Association – Appointment of Directors.

(3)	To approve certain amendments to the terms of office and compensation of Dr. Fernando de la Vega, the Chairman of the Board of Directors and Chief Executive Officer of the Company.

(4)	To transact such other business as may properly come before the Meeting. Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

INFORMATION CONCERNING SOLICITATION AND VOTING Record Date and Shares Outstanding

You are entitled to vote at the Meeting and any adjournment thereof if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Proxies; Counting of Votes; Solicitation and Revocation of Proxies

A form of a proxy for the use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its transfer agent, V Stock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598 USA, Tel. (212) 828-8436, Fax (646) 536-3179 (attention: Leah Santos, email: leah@vstocktransfer.com), at least forty-eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, within the timeframe above, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat or vote by written ballot, up to four hours before the time set for the Meeting. A proxy card from the holder of Ordinary Shares must be received by the Company or its transfer agent no later than 12:00 p.m. on November 29, 2018 to be validly included in the tally of Ordinary Shares voted at the Meeting.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. If a shareholder holds the shares in street name, such shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting, in order to vote in person at the Meeting. A shareholder who holds the Company’s shares under his, her or its name shall be identified by a copy of an identity card, passport or a certificate of incorporation, whether he, she or it attends the Meeting in person or delivers the proxy by registered mail to the address set forth above.

Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, shares represented by a valid proxy card will be voted in favor of the proposed resolution to be presented at the Meeting, unless you clearly vote against a specific resolution.

Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms for forwarding material to beneficial owners of Ordinary Shares. Copies of solicitation materials and the proposed forms of the resolutions to be adopted at the Meeting will be available for shareholders viewing at the Company’s offices during business hours.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 8 Hamasger Street, Migdal Ha’Emek, Israel, not later than November 19, 2018. Our Board of Directors may respond to your notice.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than October 30, 2018. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through publication on its website, www.pvnanocell.com.

Following the Meeting, one or more shareholders holding, at the Record Date, at least five percent (5%) of the total voting rights of the Company, which are not held by Controlling Shareholders (as defined hereunder) of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Quorum and Voting Requirements

At least two shareholders who attend the Meeting in person, by proxy or through a written ballot who hold or represent between or among them at least 25% of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. If within half an hour from the time scheduled for the adjourned meeting a quorum is not present, one or more Shareholders present in person or by proxy, shall constitute a quorum. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Proposal 1, pursuant to the Companies Law, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via a written ballot.

Proposal 2, pursuant to the Company’s Amended and Restated Articles of Association, requires the affirmative vote of 60% of the outstanding share capital of the Company having the right to vote.

Proposal 3, pursuant to the Companies Law, requires the affirmative vote of a special majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via a written ballot (excluding abstaining votes), provided that either:

●	at least the majority of shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders who voted at the Meeting (excluding abstaining votes); or

●	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (“Disinterested Majority”).

Shareholders are requested to notify us whether or not they have a “Personal Interest” (as defined below) or are controlling shareholders of the Company in connection with Proposal 3. If any shareholder casting a vote in connection with such resolution fails to so indicate on the proxy card, that shareholder’s vote with respect to such proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied. A personal interest does not include a personal interest arising solely from the holding of shares in the Company.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) (i) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate, and (ii) a personal interest that is not a result of connections with a controlling shareholder. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Under Israeli law, the term “controlling shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% (fifty percent) or more of the voting rights in the Company or has the right to appoint 50% (fifty percent) or more of the directors of the Company or its chief executive officer (referred to in the Companies Law as the general manager). In addition, in the context of a transaction involving an interested party, the term controlling shareholder includes any shareholder that holds 25% (twenty five percent) or more of the voting rights of the Company if no other shareholder holds more than 50% (fifty percent) of the voting rights in such Company. For purposes of determining the holding percentage stated above, two (2) or more shareholders who have a personal interest in a transaction that is brought for approval are deemed as joint holders.

No vote is required regarding Proposal 4.

THE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT SHALL ALSO
SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS DEFINED UNDER THE
COMPANIES LAW

PROPOSAL ONE

The current Fourth Amended and Restated Articles of Association of the Company are those adopted by the Company in its shareholders meeting on September 24, 2015 (the “Amended and Restated Articles”). Following the recommendations and approval of the Board, the shareholders are being asked to approve the proposed amendments to Article 5 of the Amended and Restated Articles as reflected in the attached amended articles to this Proxy Statement as Exhibit A (the “Articles Amendment”). In Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

The proposed Articles Amendment incorporates the following changes:

(a)	Amending Article 5 of the Amended and Restated Articles, such that the Authorized Share Capital of the Company shall be increased from NIS 1,000,000 to NIS 2,000,000.

Proposal

Shareholders are being asked to approve the certain amendments proposed to the Amended and Restated Articles as set forth in Exhibit A to this Proxy Statement.

Shareholders are being asked to adopt the following resolution:

“RESOLVED that Article 5 of the Amended and Restated Articles of the Company be, and is hereby, amended as set forth in Exhibit A to the Company’s Proxy Statement for its Special Meeting and that the Articles Amendment, be, and it hereby is, adopted and approved.”

Vote Required

Amending Article 5 of the Amended and Restated Articles requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via a written ballot.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO

The Board has approved the terms of a convertible loan agreement with GTRIMG Investments Ltd. (“GTRIMG”) under which GTRIMG has the right to appoint an observer to the Board of Directors. In addition, GTRIMG has the right conditioned upon an investment or conversion of loan amount of at least US $2,000,000 (the “CLA”), to appoint a director to the Board of Directors, who shall also serve as the Chairman of the Board. In order to comply with the terms of the CLA, the Board has approved the amendment of the Amended and Restated Articles.

Following the recommendations and approval of the Board, the shareholders are being asked to approve the proposed amendments to Article 49 of the Amended and Restated Articles as reflected in the Articles Amendment enclosed as Exhibit A. In Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

The proposed Articles Amendment incorporates the following changes:

(b)	Amending Article 49 of the Amended and Restated Articles, such that GTRIMG Investments Ltd. shall have the right to appoint a non-voting observer to the Board and conditioned upon investment of US $2,000,000, a director to the Board, who shall also serve as the chairman of the Board.

Proposal

Shareholders are being asked to approve the certain amendments proposed to the Amended and Restated Articles as set forth in Exhibit A to this Proxy Statement.

Shareholders are being asked to adopt the following resolution:

“RESOLVED that Article 49 of the Amended and Restated Articles of the Company be, and is hereby, amended as set forth in Exhibit A to the Company’s Proxy Statement for its Special Meeting and that the Articles Amendment, be, and it hereby is, adopted and approved.”

Vote Required

Amending Article 49 of the Amended and Restated Articles requires the affirmative vote of 60% of the outstanding share capital of the Company having the right to vote.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL THREE

Background

Pursuant to Israeli Companies Law, arrangements with a Chief Executive Officer (“CEO”) of a publicly traded company in relation to his terms of office require the prior approval of the Company’s Compensation Committee, Board of Directors and shareholders, in that order. Furthermore, the terms of office of the CEO should generally be consistent with the Company’s Compensation Policy,

The Compensation Committee of the Company, and thereafter, the Board of Directors of the Company reviewed and discussed the terms of office of the Company’s CEO, Dr. Fernando de la Vega, at two separate meetings held on July 11, 2018 and on October 2, 2018, in light of the CEO’s request to modify such terms. The CEO’s consulting fees have not increased since 2014 and do not include any type of bonus or equity component.

The CEO presented data to the Compensation Committee and the Board of Directors with regard to his package of terms of office according to the agreement between the Company and the CEO’s consulting company, Dolev Bar-Guy Consulting and Management Ltd., dated September 9, 2009, as amended on April 9, 2013 and in May 2013 (the “Agreement”).

The Compensation Committee and the Board of Directors determined that the CEO’s modified terms of office are in accordance with the Company’s Compensation Policy, and have approved and recommended to the Company shareholders to approve the following modifications to the CEO’s terms of office and compensation structure in consideration for his services as CEO, which, if approved by the Company’s shareholders, will be effective as of the date of their approval.

Term: three years, subject to early termination as detailed below (“Term”).

Monthly Compensation: In accordance with his terms of office, the CEO dedicates 100% of his time to his role as CEO. Following the approval of the Compensation Committee, the Board of Directors resolved and recommended that the CEO’s monthly compensation shall be set at NIS 51,750 (instead of NIS 38,500) plus VAT against a duly issued invoice. It is further recommended that the CEO’s monthly compensation shall increase to NIS 65,000 plus VAT once the Company secures an additional investment of US $1,000,000. The Compensation Committee determined that the suggested monthly compensation is in line with the salaries of chief executive officers of peer companies and is an appropriate increase.

Vacation: It is recommended to approve that the CEO shall be entitled to 22 vacation days per year, and may accumulate up to a total number of vacation days to which he is entitled for a term of two years.

Sick Leave: It is recommended to approve that the CEO shall be entitled to up to 18 sick leave days per year (1.5 days per month), and shall be entitled to accumulate no more than 90 days of sick leave.

Annual Cash Bonus: It is recommended to approve the grant of an annual cash bonus to the CEO in an amount equivalent to up to 4 times his monthly compensation based on his achievement of certain performance targets to be determined by the Compensation Committee and the Board of Directors of the Company, based on the Compensation Policy and the updated business plan to be prepared by the CEO. The Compensation Committee and the Board of Directors are authorized to determine the performance targets.

Special One-Time Bonus: It is recommended to approve the grant of a special one-time bonus to the CEO in an amount equivalent to 6 times his monthly compensation upon the occurrence of one of the following transactions, provided that the Company’s pre-money valuation shall be at least US $50,000,000 at the closing of such transaction or within 12 months following such closing: (i) the consummation of an initial public offering of ordinary shares of the Company on a recognized stock exchange (“IPO”); or (ii) a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity (“Person”); (iii) a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company; (iv) a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger do not hold a majority of the share capital and voting rights of the surviving entity held by them by virtue of their holdings in the Company prior to the consummation of the transaction or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or (v) an uplisting to a higher exchange (“Uplisting”) (jointly referred to as: an “Exit Event”).

Equity Based Award: It is recommended to approve the grant of an equity based award to the CEO pursuant to the following terms and conditions:

(a)	250,000 options at an exercise price per share of USD 0.27 (the “Options”). The Options will vest as follows: 1/12 on October 2 2018, and 1/12 at the end of each quarter thereafter, over an additional 11 quarters. The Options will expire seven years from the date of grant, subject to earlier termination of the Options in accordance with the Company’s 2010 Israeli Option Plan (“Plan”) and such additional terms as provided in the Company’s Plan.

(b)	Upon the occurrence of an Exit Event, the CEO shall be entitled to an equity-based award, in accordance with the following calculation (“Equity Based Award”):

(i)	0.5% of the Company’s share capital on a fully diluted basis - if the Company’s pre-money valuation shall be equal to or higher than US $30,000,000 but less than US $40,000,000.

(ii)	1.25% of the Company’s share capital on a fully diluted basis - if the Company’s pre-money valuation shall be equal to or higher than US $40,000,000 but less than US $50,000,000

(iii)	2% of the Company’s share capital on a fully diluted basis - if the Company’s pre-money valuation shall be equal to or higher than US $50,000,000.

The Company’s Compensation Committee and Board of Directors are authorized to determine the final terms of the Equity Based Award including the vesting terms and the exercise price, in accordance with the Compensation Policy, and the Equity Based Award shall be subject to the Company’s 2010 Option Plan.

Acceleration of the Exercise Period of the Equity Based Award:

(a) There shall be full acceleration of the exercise period of the Equity Based Award in the event that the Company terminates its engagement with the CEO following the completion of an Exit Event.

(b) There shall be no acceleration of the exercise period of the Equity Based Award in the event the CEO terminates his engagement with the Company; or in the event that the Company terminates its engagement with the CEO prior to the completion of an Exit Event.

Prior Notice Period by the CEO: It is recommended to approve that if the CEO wishes to terminate his engagement with the Company during the Term, he shall be required to provide 3 months’ written notice to the Company (instead of 30 days).

Prior Notice Period by the Company: It is recommended to approve that if the Company wishes to terminate its engagement with the CEO during the Term, not as a result of the CEO’s breach of his terms of office, the Company shall be required to provide prior notice as follows:

(i)	Prior to the completion of an Exit Event: 6 months’ written notice (instead of 30 days).

(ii)	Following the completion of an Exit Event:

(i) Up to 12 months following the Exit Event - 24 months’ prior written notice.

(ii) Between 12 months and up to 24 months following the Exit Event - 12 months’ prior written notice.

(iii) Between 24 months and up to 36 months following the Exit Event – 6 months’ prior written notice.

In the event of liquidation of the Company or upon the lapse of the Term, said Prior Notice Periods by the Company shall not apply, and the prior notice period shall be 30 days.

General: In making their recommendations regarding the modifications to the CEO’s terms of office and accompanying benefits, the Compensation Committee and the Board of Directors considered, inter alia, the provisions of the Company’s Compensation Policy, ensuring that the interests of the CEO and the interests of the Company and its shareholders are closely aligned, while motivating the CEO to achieve results, supporting performance that is based in merit and rewards excellence and balancing rewards for both short-term and long terms results to ensure sustained business performance over time.

Furthermore, the Compensation Committee and the Board of Directors considered, under the provisions of the Compensation Policy, the need to link the CEO’s compensation and performance targets with the Company’s business strategy, the responsibilities and duties to be performed by the CEO, the compensation of comparably situated executives, data of peer companies in the industry, the CEO’s experience, education, accomplishments, qualifications, seniority, relevant skills, know-how, unique expertise, and past compensation, and the expected contribution of the CEO to the Company’s future growth and profitability.

Therefore, the Compensation Committee and Board of Directors believe that it is highly important for the Company to provide a competitive compensation package to the CEO that is challenging yet also rewarding, and is linked to the Company’s achievements.

The proposed terms of the CEO’s compensation are within the authority granted under the terms of the Compensation Policy and are recommended by the Compensation Committee and Board of Directors after due consideration of all terms and conditions, including applicable laws and guidelines.

Proposal

Shareholders are being asked to approve the amendments to the terms of office and compensation of Dr. Fernando de la Vega, the Chairman of the Board and the Chief Executive Officer of the Company.

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that the terms of office and compensation of Dr. Fernando de la Vega, the Chairman of the Board and the Chief Executive Officer of the Company, as described herein above, be, and hereby are, adopted and approved.”

Vote Required

Proposal 3, pursuant to the Companies Law, requires the affirmative vote of a special majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via a written ballot (excluding abstaining votes), provided that either:

●	at least the majority of shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders who voted at the Meeting (excluding abstaining votes); or

●	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (“Disinterested Majority”).

Shareholders are requested to notify us whether or not they have a “Personal Interest” (as defined below) or are controlling shareholders of the Company in connection with Proposal 3. If any shareholder casting a vote in connection with such resolution fails to so indicate on the proxy card, that shareholder’s vote with respect to such proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied. A personal interest does not include a personal interest arising solely from the holding of shares in the Company.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) (i) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate, and (ii) a personal interest that is not a result of connections with a controlling shareholder. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Under Israeli law, the term “controlling shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% (fifty percent) or more of the voting rights in the Company or has the right to appoint 50% (fifty percent) or more of the directors of the Company or its chief executive officer (referred to in the Companies Law as the general manager). In addition, in the context of a transaction involving an interested party, the term controlling shareholder includes any shareholder that holds 25% (twenty five percent) or more of the voting rights of the Company if no other shareholder holds more than 50% (fifty percent) of the voting rights in such Company. For purposes of determining the holding percentage stated above, two (2) or more shareholders who have a personal interest in a transaction that is brought for approval are deemed as joint holders.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

OTHER BUSINESS

Management knows of no other business to be transacted at the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Migdal Ha’Emek, Israel.

October 23, 2018

EXHIBIT A

P.V. NANO CELL LTD.

(the “Company”)

Amendment to the Fourth Amended and Restated Articles of

Association of the Company

Effective as of _______________2018

(the “Amendment”)

In this Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

1.	The existing Article 5 shall be replaced in its entirety with the following:

“Article 5. The Share Capital of the Company

The authorized share capital of the Company is NIS ~~1,000,000~~ 2,000,000, divided into ~~100,000,000~~ 200,000,000 Ordinary Shares with a nominal value of NIS 0.01 per share (each a “Share” and collectively the “Shares”). The Company may alter its authorized share capital in accordance with the provisions of the Companies Law.”

2.	The existing Article 49 shall be replaced in its entirety with the following:

“Article 49. Election and Removal of Directors.

49.1	The Directors of the Company (other than any external directors elected pursuant to the Companies Law) shall be divided by the Board of Directors into three (3) classes, designated as class I, class II and class III. Each class of Directors shall consist, as nearly as possible as determined by the Board of Directors, of one-third of the total number of directors constituting the entire Board of Directors (excluding the external directors). The first term of office of the class I Directors shall expire at the annual General Meeting occurring in 2016; the first term of office of the class II Directors shall expire at the annual General Meeting in 2017; and the first term of office of the class III Directors shall expire at the annual General Meeting in 2018. Any Director whose term has expired (upon the expiring of the term of such director’s class) may be reelected to the Board of Directors.

49.2	At each annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain class, will be for a term of office that expires on the third Annual General Meeting following such election or reelection, such that from 2016 and forward, each year the term of office of only one class of Directors will expire (i.e., the term of office of Class I will initially expire at the Annual Meeting held in 2016 and thereafter at 2019, 2022 etc.). Election of directors shall be conducted by a separate vote on each candidate.

The Chief Executive Officer will be appointed ex-officio to serve as a Director.

A Director shall hold office until his or her successors are elected and qualified.

49.3	(a) GTRIMG Investments Ltd. (“GTRIMG”) is entitled to designate one(1) non-voting observer to the Board of Directors (the “Observer”), provided that the Observer shall not be a competitor, or employed by a competitor, of the Company. The Observer shall be entitled to attend and participate in all meetings of the Board of Directors (whether in person, by telephone or otherwise) in a non-voting, observer capacity. The Observer shall abide by the policies of the Board of Directors and shall execute a standard non-disclosure agreement to protect the Company’s confidential information in reasonable form provided by the Company. Subject to the above limitations, the Observer shall be entitled to receive notice of, to attend and to receive copies of any documentation distributed to the directors before, during or after, all meetings (including any action to be taken by written consent) of the Board of Directors at the same time such notice or material is provided or delivered to members of the Board of Directors.

(b) In addition to the right to appoint an observer as set forth in Articles 49.3(a) above, in the event that and conditioned upon the conversion of the loan amount or the investment of at least US $2,000,000 following the effective date of this Amendment, GTRIMG shall be entitled to elect one (1) director to the Board of Directors of the Company. Said director shall serve as the Chairman of the Board of Directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable.

The rights of GTRIMG under Article 49.3 (b) shall be effective as long as GTRIMG holds at least 5% of the issued and outstanding share capital of the Company.

49.4	Upon a change in the number of Directors (other than as a result of a vacancy), in accordance with the provisions hereof, any increase or decrease shall be apportioned by the Board of Directors at their discretion among the classes so as to maintain the number of Directors in each class as nearly equal as possible provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any director presently holding office.

49.5	Any Director shall assume his or her position as Director on the date of election to the Board of Directors, unless a later date has been designated in the resolution appointing such Director.

49.6	The Board of Directors shall have the sole and exclusive power, at any time and from time to time, to appoint any person to be a Director, to fill a vacancy however created. The Board of Directors shall have the power, at any time and from time to time, to appoint any person to be a Director in addition to the existing Board, so long as the total number of Directors shall not at any time exceed the maximum number prescribed by the Articles. Any such director appointed by the Board of Directors shall be placed in a class of directors so that all classes are as nearly equal as possible. A director, appointed by the Board of Directors as aforesaid in this sub-article, shall be deemed, for all intents and purposes, as having been appointed by the Annual General Meeting, and, without derogating from the generality of the aforesaid, shall serve as a Director until the expiry of the term of office of the class to which he or she was appointed.

49.7	Subject to the provisions of Article 34.3 above, the Board of Directors (or a committee acting on its behalf, if it is authorized to do so by the Board of Directors) shall have the exclusive authority to recommend a person to be appointed as a director (which may include a person who has served as a director in the Company up to the date of the Annual General Meeting) by the Annual General Meeting. To remove any doubt, the provisions of Article 34.3 above shall not apply with respect to the appointment of external directors and only the Board of Directors or a committee thereof as aforesaid may propose candidates to be appointed as external directors at the Annual General Meeting.

49.8	The provisions of this Article 49 shall not apply to external directors which shall be elected or removed pursuant to the provisions of the Companies Law and their service as directors shall be governed by all the relevant provisions of the Companies Law which apply to external directors.”

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